
02030135

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

P.G
4-8-02


RECD S.E.C.
APR 8 2002
070

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of the information filed on April 8, 2002, before the Securities and Insurance Superintendence. That, by Sociedad Química y Minera de Chile S.A., and referred to its April 2002 Extraordinary and Ordinary Shareholders Meetings

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___x___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___x___.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________.



Santiago, Abril 8 del 2002.

Señor
Alvaro Clarke de la C.
Superintendente
Superintendencia de
Valores y Seguros
Teatinos N°120, piso 6°
Santiago

Estimado señor Superintendente.

Conforme con lo dispuesto por las disposiciones pertinentes de los Estatutos Sociales y de la Ley N°18.046 y su Reglamento, venimos por este acto en informar a usted que el Directorio de Sociedad Química y Minera de Chile S.A. ha acordado citar a Junta General Extraordinaria de Accionistas de la Sociedad para las 10:00 horas del día Viernes 26 de Abril del año 2002 en el Hotel Fundador, calle París N°888, piso 2, Santiago. Asimismo, informamos a usted que el Directorio ha también acordado citar a Junta General Ordinaria de Accionistas de la Sociedad para el mismo día y lugar antes señalado y a continuación e inmediatamente después de concluida la Junta General Extraordinaria ya indicada.

Entendemos que el o los objetos y demás aspectos directa o indirectamente relacionados con dichas Juntas aparecen claramente descritos en los avisos de citación que aquí estamos adjuntando para su información. Adicionalmente y con tal mismo propósito, le estamos también enviando adjunto tres copias de la Memoria, Balance, Estados Financieros, Informe de los Inspectores de Cuenta y Dictámen de los Auditores Externos de la Sociedad para el ejercicio comercial terminado en Diciembre 31 del año 2001.

Le saluda muy atentamente,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



Patricio Contesse G.
Gerente General

c.c.: Bolsa de Comercio de Santiago Bolsa de Valores S.A.
Bolsa de Corredores Bolsa de Valores S.A.
Bolsa Electrónica de Chile Bolsa de Valores S.A.
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

MAS/mer
FIS/013

SQM S.A
El Trovador 4285, Piso 6
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2079
Fax: (56 - 2) 425 2493
www.sqm.com

FREE TRANSLATION

SQM

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, April 8th, 2002

Mr.
Alvaro Clarke de la C.
Superintendent
Securities and Insurance Superintendence
Teatinos N°120, 6th floor

Dear Mr. Superintendent.

Pursuant to the provisions set forth in the Corporate By-Laws and Chilean Law N°18,046 and the Regulations thereto, we hereby advise you that the Board of Directors of Sociedad Química y Minera de Chile S.A. has resolved to call an Extraordinary Shareholders' Meeting of the Company to be held on Friday, April 26, 2002, at 10:00 A.M. at the Fundador Hotel, Paris Street N°888, 3rd floor, Santiago. Furthermore, we hereby advise you the Board of Directors has also resolved to call an Ordinary Shareholders' Meeting of Sociedad Química y Minera de Chile S.A. for Friday, April 26, 2002, to be held immediately after the Extraordinary Shareholders Meeting ends.

We understand that the purposes and other aspects related with the aforementioned meeting are accurately described in the call to the same that is herewith enclosed for your information. Additionally, and for the same purpose we are hereby enclosing three copies of the Annual Report, Balance Sheet, Financial Statements and the Report of the Independent Accountants of the Company corresponding to the business period ended on December 31, 2001.

Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse
Patricio Contesse G.
Chief Executive Officer

Cc: Santiago Chamber of Commerce Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

FREE TRANSLATION

Santiago, April 8, 2002

Mr. Shareholder of
Sociedad Química
y Minera de Chile S.A.

Dear Mr. Shareholder,

Pursuant to the provisions set forth in the Corporate By-Laws and Chilean Law N°18,046 and the Regulations thereto, we hereby advise you that the Board of Directors of Sociedad Química y Minera de Chile S.A. has resolved to call an Extraordinary Shareholders' Meeting of the Company to be held on Friday, April 26, 2002, at 10:00 A.M. at the Fundador Hotel, Paris Street N°888, 3rd floor, Santiago. Furthermore, we hereby advise you the Board of Directors has also resolved to call an Ordinary Shareholders' Meeting of Sociedad Química y Minera de Chile S.A. for Friday, April 26, 2002, to be held immediately after the Extraordinary Shareholders Meeting ends.

We understand that the purposes and other aspects related with the aforementioned Meeting are accurately described in the call to the same that are herewith enclosed for your information. Additionally, in accordance with relevant regulations and for the purpose of providing you with the necessary information, we are also and hereby enclosing the following documentation:

a) Annual Report, Balance Sheet, Audited Financial Statements, Report of the Accounting Inspectors and Report of the External Auditors for the year ended December 31, 2001.

b) Dividend Policy for the year 2002 business period.

c) Investment and Financing Policies for the year 2002 business period.

d) Notice of Dividend payment.

d) Proxy letter and instructions for the granting and sending thereof.

Sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

/s/ Patricio Contesse
PATRICIO CONTESSE G.
Chief Executive Officer

c.c.: Superintendency of Securities and Insurance

FREE TRANSLATION

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(SQM S.A.)
Securities Register N°0184, Record 3007

EXTRAORDINARY SHAREHOLDERS' MEETING

By resolution of the Board of Directors, an Extraordinary Shareholders' Meeting of Sociedad Química y Minera de Chile S.A. is hereby called for Friday, April 26, 2002, at 10:00 A.M., to be held at Fundador Hotel, Paris Street N°888, 3rd floor, Santiago, to know and resolve about the following matters:

1.- Modification of article 13 of the By-Laws with the purpose of leaving without effect the rules that impede Directors to be absent from the country for more than three months and their corresponding sanctions.

2.- Adoption of the necessary agreements to carry out the resolutions the Meeting will make regarding the aforementioned.

ORDINARY SHAREHOLDERS' MEETING

By resolution of the Board of Directors, an Ordinary Shareholders' Meeting of Sociedad Química y Minera de Chile S.A. is hereby called for Friday, April 26, 2002, right after the Extraordinary Shareholders Meeting ends, to be held at Fundador Hotel, Paris Street N°888, 3rd floor, Santiago, to know and resolve about the following matters:

1.- Balance Sheet, Audited Financial Statements, Annual Report, Report of the Accounting Inspectors and Report of the External Auditors for the year ended December 31, 2001.

2.- Appointment of the External Auditors and Accounting Inspectors (Regular and Substitute) of the Company for the year 2002.

3.- Operations referred to in article 44 of Law N°18,046 ("Law of Corporations" of Chile).

4.- Investment and Financing Policies of the Company for the year 2002.

5.- Net income for the year 2001, definitive dividend distribution and Policy on Future Dividends.

6.- Expenses of the Board of Directors for the year 2001.

7.- Election of the Members of the Board and determination of their compensation

8.- Issues related to the Directors' Committee

9.- Other matters of interest of the Company or that may correspond in accordance with the law.

PARTICIPATION AT MEETING

Only such Company shareholders that are registered in the respective Shareholders' Registry five working days in advance to the date of celebration of the Meeting shall be entitled to participate at the same.

PROXIES

The proxies will be qualified on the same date and place, if applicable, in which the Meeting shall be held and prior to the commencement thereof. Receipt of proxies shall begin on April 8, 2002, at Paulino Alfonso Street N° 331, Santiago.

PUBLICATION OF BALANCE

The Audited Financial Statements of the Company as of December 31, 2001 have been published in La Nación newspaper of Santiago on Monday, April 8, 2002.

SENDING OF ANNUAL REPORT AND BALANCE SHEET

Pursuant to the provisions set forth in Section 75 of Chilean Law N°18,046, the Company has been authorized by Form Letter N°1,108 of the Superintendency of Securities and Insurance to limit the delivery of the Annual Report corresponding to the business period ended on December 31, 2001, to such shareholders who appear in the respective Registry with at least 7,537 shares. Nonetheless, those shareholders who own less than the above number of shares may send a written request to the Company for the purpose of obtaining a copy of the respective Annual Report in order that the same can be sent as soon as possible. Notwithstanding the foregoing, the Company has enough copies of said Annual Report and of other applicable information at the offices located at Paulino Alfonso Street N° 331, suite N° 32, Santiago, for the shareholders that may request the same.

CHIEF EXECUTIVE OFFICER

DIVIDEND POLICY

a) Dividend for the 2001 Business Period.

Sociedad Química y Minera de Chile S.A., hereinafter also SQM, shall initially distribute and pay to its shareholders a dividend amounting to 50 percent of the net profits obtained in the 2001 business period. This 50 percent, in respect to liquid profits totaling US$30,102,011 and that, after deducting US$413,736 for "amortization of positive goodwill", amounts to a distributable income of US$29,688,275, represents the amount of US$14,844,137 which should be then distributed as final dividend for the aforementioned period. This distribution shall be performed in a single act starting on Wednesday May 8, 2002, inclusive.

Furthermore and if applicable, the non-distributed amount of US$15,257,874, that is, the remaining 50 percent of the profits obtained in the 2001 business period, plus the US$ 413,736 for "amortization of positive goodwill", shall be withheld and thereafter allocated by the Company for purposes of additional or eventual dividends in future business periods or for financing its own operations and/or one or more of its capital investment projects or for possible and future capitalization of all or part of the same.

b) Dividend for the 2002 Business Period.

The Company's Board of Directors, pursuant to the provisions set forth in Form Letter N° 687 of the Superintendency of Securities and Insurance, has resolved to inform about the following Dividend Policy for the 2002 Business Period to the Ordinary Shareholders' Meeting of SQM S.A to be held on April 26 of this year.

1. To pay and distribute as dividend and in favor of the respective shareholders 50 percent of the net profits corresponding to the 2002 Business Period. Calculation of said profits shall exclude accrued and uncollected profits originating from SQM S.A. investments not subject to consolidation and profits corresponding to amortization of positive goodwill.

2. To pay and distribute one single final dividend equal to 50 percent of the net profits obtained in the 2002 Business Period. That, up to two installments which shall be necessarily paid and distributed prior to June 30, 2003.

3. The amount equivalent to the remaining 50 percent of the net profits for the 2002 Business Period shall be withheld and destined to finance own operations and/or one or more of the Company's Capital Investment Projects or possible and future capitalization of all or part of the same.

4. The Board of Directors does not consider any additional dividend payment.

5. The Board of Directors does not consider any payments of interim or eventual dividends.

6. The Board of Directors believes it is necessary to point out that the aforementioned Dividend Policy reflects the intention or expectations of the same in respect thereof. Therefore, fulfillment of said Dividend Policy is necessarily subordinated to the net profits which shall ultimately be obtained, to the results shown by the Company's forecasts which shall from time to time be prepared or to the existence of certain conditions which could affect said profits. Notwithstanding the foregoing, and to the extent that said Dividend Policy actually undergoes any substantial changes, the Company shall promptly notify and report in respect of such circumstances, classifying these as essential issues.

Santiago, April 8, 2002.

FINANCING AND INVESTMENT POLICIES FOR THE BUSINESS PERIOD OF YEAR 2002 THAT ARE SUBMITTED UNDER CONSIDERATION OF THE ORDINARY SHAREHOLDER'S MEETING OF SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

I. CAPITAL INVESTMENT POLICY:

a) Areas of Investment.

Sociedad Química y Minera de Chile S.A., hereinafter also SQM, may invest in all such matters related with its corporate objective, in the activities and for the purposes described in the respective By-Laws and in the amount and measure as may be necessary to maintain or increase its operations and interests. In accordance with the above, SQM may in particular invest in projects and works which shall help to maintain, improve or increase its output and marketing capacity, openness and diversification in products or markets and in fixed assets or other assets such as shares and rights in companies to a greater or lesser extent related with the corporate objectives and which may help increase the profits, efficiency or profitability of SQM.

b) Investment Ceiling

The investment ceiling will be determined by the possibility to finance the respective projects. Necessary funds for such purposes may originate from internal sources (Dividend Policy) and external sources (Financing Policy). Therefore, the investment ceiling will be set by SQM's actual or potential ability to obtain the funds needed to perform such investments pursuant to the aforementioned Policies.

c) Participation in the Control of Investment Areas

The Company is not subject to any special regulations in controlling Investment Areas. The foregoing, notwithstanding Management's authority to look after such Areas so they obtain maximum profitability.

II. FINANCING POLICY:

a) Maximum indebtedness level

The maximum consolidated indebtedness level of SQM shall be given by a Debt/Equity ratio of 1 (one). This limit may only be exceeded provided that the respective Extraordinary Shareholders' Meeting previously authorizes Management to that effect.

b) Management's authority to agree with creditors on restrictions to dividend distributions.

The Management of SQM shall not have the authority to agree with creditors on any restrictions to dividend distributions. The foregoing excludes the portion of such dividends which may originate from limits to the distribution of profits at companies in which SQM holds an interest and which are created for the purpose of executing projects whose financing calls for agreeing on such restrictions.

c) Management's authority to agree with creditors on furnishing guarantees.

Management shall have no authority to agree with creditors on the furnishing of guarantees to secure obligations incurred in financing investments other than a guarantee which could be furnished on the specific asset or investment project to be financed and guaranteed. The foregoing, however, with the exclusive exception of any and all guarantees as Management may have considered or may thereafter consider necessary to grant or furnish in favor of one or more domestic or foreign persons, entities or national and international corporations, which are henceforth broadly and expressly authorized and approved in anticipated way.

d) Essential assets to the operations of the Company and its domestic subsidiaries.

A. The mining claims destined to supply material or caliche to the caliche-processing industrial facilities currently located at Coya Sur, María Elena, Pedro de Valdivia and Sierra Gorda, in Chile's Second Region, are assets deemed essential to the normal operations of the Company and its relevant subsidiaries.

B. The current and future shares of SQM Nitratos S.A., SQM Químicos S.A., SIT S.A. and Cimin S.A. directly or indirectly held by SQM are assets deemed essential to the normal operations of the Company. Notwithstanding the above, Management is henceforth empowered to freely transfer or carry out a new issue of up to 20 percent of the total number of shares of SQM Nitratos S.A., SQM Químicos S.A., SIT S.A. and Cimin S.A. that are fully subscribed and paid at the pertinent moment. The above shall be carried out in the manner and by whatever ways or means such as are necessary for such purpose and without any need to obtain prior express approval by the respective Extraordinary Shareholders' Meeting of SQM. Therefore and in order to transfer or carry out a new issue of said shares in excess of 20 percent, Management shall always and necessarily have to receive prior express approval for such purpose from the two-thirds of the shares that are attending or are represented at the respective Extraordinary Shareholders' Meeting of SQM. The 51 percent of the total current or future shares, fully subscribed and paid, of Ajay-SQM Chile S.A. directly or indirectly held by SQM are assets deemed essential to the normal operations of the Company. Management of SQM is henceforth empowered to freely transfer or carry out a new issue of shares maintaining, notwithstanding, the 51 percent of the total number of shares of Ajay-SQM Chile S.A. without prior express approval of the Extraordinary Shareholders' Meeting of SQM; to transfer or carry out a new issue not maintaining the 51 percent of the total number of shares of Ajay-SQM Chile S.A., management shall always and necessarily have to receive prior express approval for such purpose from the two-thirds of the shares attending the respective Extraordinary Shareholders' Meeting of SQM.

C. The caliche-processing industrial facilities and soil removal works currently installed at María Elena, Pedro de Valdivia and Coya Sur, in Chile's Second Region, are assets deemed essential to the normal operations of the Company and its subsidiary SQM Nitratos S.A.

D. The caliche-processing industrial facilities and soil removal works currently installed at Sierra Gorda, in Chile's Second Region, are assets deemed essential to the normal operations of the Company and its subsidiary Cimin S.A.

E. The iodine-processing industrial facilities currently installed at Coya Sur, María Elena and Pedro de Valdivia, in Chile's Second Region, are assets deemed essential to the normal operations of the Company and its subsidiary SQM Químicos S.A.

F. The port facilities currently installed at the Port of Tocopilla, especially including the mechanized arm or dock and the silos, and the railway currently set up between María Elena and Tocopilla, in Chile's Second Region, are all assets deemed essential to the normal operations of the Company and its subsidiary SIT S.A.

All of the above shall obviously apply notwithstanding the free replacement or substitution of all or part of such assets with other similar goods which shall "assume" such status and, therefore, shall be subject to the same procedures and restrictions governing the other assets deemed essential to the operations of the Company and its domestic subsidiaries.

III. MANAGEMENT'S AUTHORITY TO SUBSCRIBE, AMEND OR TERMINATE AGREEMENTS FOR THE PURCHASE, SALE OR LEASE OF GOODS AND SERVICES ESSENTIAL TO THE OPERATIONS OF THE COMPANY.

Management understands the following agreements or covenants as being essential to the normal operations of the Company and/or its Subsidiaries:

a) Agreements for the supply or provision of raw materials, inputs, materials and spare parts necessary for the prospecting and mining or manufacture of the goods produced by the Company or by third parties whereat or wherewith the Company shall have any manner of interest or relationship.

b) Agreements for the supply of services needed for accomplishing the corporate objectives.

c) Agreements for marketing the products prepared, purchased or received in ownership or consignment by the Company.

d) Insurance policies covering the merchandise, facilities, office space, securities and other Company resources.

e) Agreements covering the study and execution of the Company's investment projects.

f) Work contracts with Company employees and their working terms, whether individual or collective. Management shall have all the powers and authority necessary and sufficient to subscribe, amend, rescind and terminate any agreements or covenants related with issues identical or similar to or different from those mentioned above. The foregoing shall be subject to compliance with prevailing market conditions and with all relevant legal and statutory rules and regulations.

Santiago, April 8, 2002.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(SQM S.A.)
Open Stock Company
Securities Registry Inscription N°0184, Record 3007

Dividend Payment

The Board of Directors of Sociedad Química y Minera de Chile S.A. hereby informs to the shareholders of the Company that it has agreed to submit for their approval a definitive dividend payment of US$ 0.05639 gross per share. That, to the Ordinary Annual Shareholders Meeting that will be held on April 26, 2002, in respect of profits obtained in the 2001 business period, in favor of those shareholders registered in the Company's Book of Shareholders during the fifth working day prior to the day of such payment and in its equivalent in pesos, Chilean currency, based on the "Observed Dollar" rate that should be published by the Official Gazette on April 26, 2002.

The pertinent payment, if applicable, will be made by means of a nominative paycheck beginning on Wednesday, May 8, 2002, at 9:00 a.m. at the Banco de A. Edwards (Banco de Chile) offices located at Huérfanos Street N°740, Santiago. Afterwards, and beginning on May 22, 2002, the payment will be available at Paulino Alfonso Street N°331, Santiago, Monday through Friday, from 9:00 hrs. to 14:00 hrs. and from 16:00 hrs. to 18 hrs. The above notwithstanding, the Company shall deposit the applicable payment directly into the shareholders' bank account provided they so notify in written prior to April 26, 2002.

At the time of payment, the Shareholder or its duly authorized representative shall exhibit its National Identity Card. The Shareholders that are represented by a mandatory shall grant a special power for such effect and by means of public deeds or private instrument duly authorized and legalized. Also, each authorized representative shall precisely and effectively accredit such power.

THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



Conf: ______________________

Matías Astaburuaga S.

General Counsel

Date: April 8, 2002

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RECEPTION OK

TX/RX NO	7952
CONNECTION TEL	4252493
SUBADDRESS	
CONNECTION ID	
ST. TIME	04/08 16:33
USAGE T	05'49
PGS.	13
RESULT	OK